Exhibit 12.1

Equitable Resources, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended	Years Ended December 31,
	September 30, 2007	2006	2005	2004 (1)	2003	2002

Earnings
Net Income before income taxes, discontinued operations
and cumulative effect of accounting changes	$309,266	$325,731	$411,612	$453,743	$251,785	$220,238
Minus: equity (earnings) loss of non consolidated investments
and minority interest	(2,198)	(260)	(762)	(856)	(3,323)	15,265
Plus: fixed charges	40,402	51,870	47,099	44,473	43,828	34,234
Minus: capitalized interest	(3,022)	(633)	(450)	(146)	(559)	(237)
Earnings	$344,448	$376,708	$457,499	$497,214	$291,731	$269,500

Fixed Charges
Interest expense	$35,604	$48,494	$44,437	$42,520	$41,530	$32,221
Plus: capitalized interest and allowance for borrowed funds used during construction	3,022	633	450	146	559	237
Plus: estimated interest component of rental expense	1,776	2,743	2,212	1,807	1,739	1,776
Fixed Charges	$40,402	$51,870	$47,099	$44,473	$43,828	$34,234

Ratio of earnings to fixed charges	8.53	7.26	9.71	11.18	6.66	7.87

(1)

In the second quarter of 2004, Westport Resources Corporation and Kerr-McGee Corporation completed a merger. The Company recognized a gain of $217.2 million on the exchange of the Westport shares for Kerr-McGee shares in the merger. If this gain is removed from our earnings, the earnings to fixed charges ratio for the year ended December 31, 2004 would be 6.30%.